

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 6, 2007

Ms. Karen Batcher
Batcher, Zarcone & Baker LLP
4252 Bonita Road #151
Bonita, CA 91902

> **Re: Las Rocas Mining Corp.**
> **Registration Statement on Form SB-2**
> **Filed March 22, 2007**
> **File No. 333-141480**

Dear Ms. Batcher:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We note that you relied on Rule 457(c) of the Securities Act, although "no current trading market exists for [y]our common stock," as noted in footnote (2). Please disclose the correct basis for the calculation of the fee.

Cover Page of Prospectus

2.   On the cover page, please identify by name your officer and director that will attempt to sell the securities being offered, and briefly describe the role of that person in the marketing of the securities.

Determination of Offering Price, page 10

3.   Further elaborate your discussion regarding the determination of the offering price. We note that the price is 10 times the price at which the existing shareholder purchased his shares of common stock. Explain the reasons for the price disparity.

Deposit of Offering Proceeds, page 12

4.   You state that you "intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $25,000 has been received" and that "[i]n the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction." Please discuss how you intend to ensure the prompt return of the funds. We note that the funds are being held in a "standard bank checking account" instead of in an escrow account and thus that the funds may be subject to creditor claims. Be advised that the staff generally defines "promptly" as a period of up to three days.

5.   Please disclose whether the company's officer and director will be able to purchase securities in the offering in order to reach the minimum of $25,000.

Market for Common Equity and Related Stockholder Matters, page 31

6.   Please confine your disclosure in response to Item 201 of Regulation S-B to known facts. Remove the disclosure regarding your intent to quote on the OTC Electronic Bulletin Board.

Undertakings, page II-2

7.   Ensure the inclusion of all the undertakings required by Item 512 of Regulation S-B, as amended. For example, we note that you have omitted the undertakings required by Item 512(a)(4) and (g)(2).

Signatures, page II-3

8.   Please provide the signatures of those individuals signing in the capacity of directors. Note that the registration statement must be signed by the majority of the board members or persons performing similar functions.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A.N. Parker
        C. Moncada-Terry